東京青山・青木・狛法律事務所

[redacted]

08004828

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

September 2, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Unrecoverable Claims Risk regarding the Company's Subsidiary dated September 1, 2008

Thank you very much for your attention.

Yours truly,

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

dlw 9/11

September 1, 2008

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Unrecoverable Claims Risk regarding the Company's Subsidiary

Notice is hereby given that the Company today announced that regarding the Company's subsidiary, Sunstage Co., Ltd. ("Sunstage"), there might be unrecoverable risks of claims to Vanilla corporation ("Vanilla") and Urban Design System Co., Ltd. ("Urban Design System"), customers of Sunstage, because Vanilla applied civil rehabilitation procedure on August 25, 2008 and so as Urban Design System on August 29, 2008.

Description

1. Outline of Vanilla

(1) Company Name	Vanilla corporation
(2) Address	2-45-2 Kojima-cho, Chofu-shi, Tokyo
(3) Representative	Takashi Uchimura
(4) Paid-in Capital	100 million yen
(5) Main business	Management of hotels and real estate

2. Amount of claims to Vanilla

   Loans receivable-trade and other 1,165 million yen (as of August 25, 2008)

3. Outline of Urban Design System

(1) Company Name	Urban Design System Co., Ltd.
(2) Address	1-1-12 Sendagaya, Shibuya-ku, Tokyo
(3) Representative	Fumio Kajiwara
(4) Paid-in Capital	2,129 million yen
(5) Main business	Consulting services of construction and real estate

4. Amount of claims to Urban Design System

   Loans receivable-trade and other 382 million yen (as of August 29, 2008)

5. Effect on the forecast of the Company's financial results

   As Sunstage preserves the full amount of the above claims by collateral, this event will have no effect on the forecasts for the six months ending September 30, 2008, and the fiscal year ending March 31, 2009, announced by the Company on July 31, 2008.

- END -

Disclaimer: This is an English translation of the captioned release. This translation is prepared and provided for the purpose of the reader's convenience. All readers are recommended to refer to the original version in Japanese of the release for complete information.

END